February 13, 2008

Ms. Kathleen Collins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Fifth Street, N.E.
Washington, DC 20549

Re:	DynCorp International, Inc. Form 10-K for Fiscal Year March 30, 2007 File No. 001-32869 Filed June 18, 2007

Dear Ms. Collins:

We wish to acknowledge receipt of your letter dated January 31, 2008 to Mr. Herbert J. Lanese, related to the SEC’s comments on DynCorp International Inc.’s Form 10-K referred to above.

As agreed in my communications with Megan Akst, DynCorp International, Inc. will submit its response to your letter on or before February 29, 2008.

If you have any questions, please call me at (817) 224-1610.

Sincerely,

/s/ Bradley G. Graham
Bradley G. Graham
Vice President and Controller